Filed by Omega Healthcare Investors, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: MedEquities Realty Trust, Inc.
SEC File No. of MedEquities: #: 001-37887

303 International Circle P: 410.427.1700 Suite 200 F: 410.427.8800 Hunt Valley, MD 21030

PRESS RELEASE – FOR IMMEDIATE RELEASE

OMEGA ANNOUNCES FOURTH QUARTER 2018 FINANCIAL RESULTS

HUNT VALLEY, MARYLAND – February 11, 2019 – Omega Healthcare Investors, Inc. (NYSE:OHI) (the “Company” or “Omega”) today announced its results of operations for the quarter ended December 31, 2018. The Company reported for the quarter ended December 31, 2018 net income of $64.9 million or $0.31 per common share. The Company also reported Funds From Operations (“FFO”) for the quarter of $124.5 million or $0.59 per common share, Adjusted Funds From Operations (“AFFO” or “Adjusted FFO”) of $155.3 million or $0.73 per common share, and Funds Available For Distribution (“FAD”) of $138.2 million.

FFO for the fourth quarter of 2018 includes $27.2 million in impairments on direct financing leases related to the Orianna Health Systems (“Orianna” and f/k/a ARK) portfolio restructuring, $3.9 million of non-cash stock-based compensation expense, $1.1 million in one-time non-cash revenue, $0.4 million of merger related costs, $0.3 million in provisions for uncollectable accounts and $0.2 million of unrealized loss on warrants (Adjusted FFO excludes the aforementioned items). FFO, AFFO and FAD are non-GAAP financial measures. For more information regarding these non-GAAP measures, see the “Funds From Operations” schedule.

GAAP NET INCOME

For the quarter ended December 31, 2018, the Company reported net income of $64.9 million, or $0.31 per common share, on operating revenues of $219.8 million. This compares to net income of $65.2 million, or $0.31 per common share, on operating revenues of $221.2 million, for the same period in 2017.

For the year ended December 31, 2018, the Company reported net income of $293.9 million, or $1.40 per common share, on operating revenues of $881.7 million. This compares to net income of $104.9 million, or $0.51 per common share, on operating revenues of $908.4 million, for the same period in 2017.

The increase in net income for 2018 compared to the prior year was primarily due to (i) $297.3 million of impairments on direct financing leases and real estate recorded in 2017 versus $57.0 million recorded in 2018, (ii) a $22.0 million decrease in interest refinancing costs and (iii) a $7.9 million decrease in provision for uncollectible accounts. The increase in net income was partially offset by (i) a $29.1 million reduction in gains on the sale of assets, (ii) a $26.7 million reduction in revenue, (iii) a $15.0 million increase in general and administrative expenses, (iv) a $10.4 million favorable contractual settlement recorded in the first quarter of 2017 and (v) $3.7 million in increased interest expense.

CEO COMMENTS

Taylor Pickett, Omega’s Chief Executive Officer, stated, “The fourth quarter presented the Company with unique challenges including higher than normal general and administrative expenses, primarily related to Orianna legal expenses, as well as underpayment of approximately $4 million of rent by one of our operators, Daybreak. As investors are aware, Daybreak’s rents are accounted for on a cash basis and so this rent shortfall immediately impacted our 4th quarter revenues. While Daybreak has implemented many favorable changes to their business, the operating environment in Texas remains challenging near-term, with low occupancy and one of the lowest Medicaid reimbursement rates in the country. We are working cooperatively with Daybreak by providing near-term liquidity relief via a $2.5 million rent deferral for each of the first and second quarters of 2019, which preserves Omega’s long-term economics from the lease.”

Mr. Pickett continued, “We look forward to 2019. With our asset repositioning and portfolio restructurings complete, we expect significantly lower general and administrative costs and look forward to completing the MedEquities acquisition. While the labor market remains challenging for our operators, we believe the Patient Driven Payment Model, starting in October, represents a sensible reimbursement model that should improve both patient outcomes and operator profitability. Further, we believe 2019 should see a return to the historical acquisition profile of the Company, which should drive growth in FFO as the year progresses.”

2019 RECENT DEVELOPMENTS AND 2018 HIGHLIGHTS

In Q1 2019, the Company…

•	entered into a definitive merger agreement to acquire MedEquities Realty Trust, Inc.
•	finalized the Orianna restructuring.
•	declared a $0.66 per share quarterly common stock dividend.

In Q4 2018, the Company…

•	paid a $0.66 per share quarterly common stock dividend.
•	completed $53 million in new investments.
•	invested $45 million in capital renovation and construction-in-progress projects.
•	sold 15 assets for cash consideration of $67 million, recognizing a gain of $15.5 million.

In Q3 2018, the Company…

•	transitioned 22 Orianna facilities for annual contractual rent of $17 million.
•	sold 7 assets for consideration of $26 million in cash and a $5 million seller note, recognizing a loss of $5.4 million.
•	completed $131 million in new investments.
•	invested $44 million in capital renovation and construction-in-progress projects.
•	paid a $0.66 per share quarterly common stock dividend.

In Q2 2018, the Company…

•	sold 47 assets for consideration of $138 million in cash, a $25 million seller note and $53 million in buyer assumed debt, recognizing a loss of $2.9 million.
•	completed $77 million in new investments.
•	invested $54 million in capital renovation and construction-in-progress projects.
•	paid a $0.66 per share quarterly common stock dividend.

In Q1 2018, the Company…

•	sold 14 facilities and had 3 mortgage loans repaid, totaling $98 million in net cash proceeds, recognizing a gain of $17.5 million.
•	invested $38 million in capital renovation and construction-in-progress projects.
•	completed $30 million in new investments.
•	increased its quarterly common stock dividend rate to $0.66 per share.

FOURTH QUARTER 2018 RESULTS

Operating Revenues and Expenses – Operating revenues for the quarter ended December 31, 2018 totaled $219.8 million, which included $16.0 million of non-cash revenue.

Operating expenses for the quarter ended December 31, 2018 totaled $119.2 million, consisting of $70.6 million of depreciation and amortization expense, $27.2 million of impairments on direct financing leases related to finalizing the Orianna sale portfolio, $13.7 million of general and administrative expense, $3.9 million of stock-based compensation expense, $3.2 million of impairment on real estate properties, $0.4 million of merger related costs and $0.3 million in provisions for uncollectable accounts. For more information on impairment charges, see the “2018 Fourth Quarter and Recent Portfolio Activity – Asset Impairments and Dispositions” section below.

Other Income and Expense – Other income and expense for the quarter ended December 31, 2018 was a net expense of $51.0 million, primarily consisting of $48.6 million of interest expense, $2.2 million of amortized deferred financing costs and $0.2 million in unrealized loss on warrants (included in Interest income and other – net).

Funds From Operations – For the quarter ended December 31, 2018, FFO was $124.5 million, or $0.59 per common share, on 212 million weighted-average common shares outstanding, compared to $159.2 million, or $0.77 per common share on 208 million weighted-average common shares outstanding, for the same period in 2017.

The $124.5 million of FFO for the quarter ended December 31, 2018 includes $27.2 million of impairments on direct financing leases, $3.9 million of non-cash stock-based compensation expense, $0.4 million of merger related costs, $0.3 million in provisions for uncollectable accounts and $0.2 million in unrealized loss on warrants, offset by $1.1 million in one-time non-cash revenue.

The $159.2 million of FFO for the quarter ended December 31, 2017 includes $3.9 million of non-cash stock-based compensation expense, $0.9 million in provisions for uncollectable accounts, and $0.2 million in impairment on direct financing leases, offset by $0.5 million in one-time non-cash revenue.

Adjusted FFO was $155.3 million, or $0.73 per common share, for the quarter ended December 31, 2018, compared to $163.7 million, or $0.79 per common share, for the same quarter in 2017. For further information see the “Funds From Operations” schedule.

2018 ANNUAL RESULTS

Operating Revenues and Expenses – Operating revenues for the year ended December 31, 2018 totaled $881.7 million. Operating expenses for the year ended December 31, 2018 totaled $408.9 million and were comprised of $281.3 million of depreciation and amortization expense, $47.5 million of general and administrative expense, $29.8 million of impairment on real estate properties, $27.2 million in impairment on direct financing leases, $16.0 million of non-cash stock-based compensation expense and $6.7 million in provision for uncollectible accounts.

Other Income and Expense – Other income and expense for the year ended December 31, 2018 was a net expense of $201.1 million, which was primarily comprised of $192.5 million of interest expense and $9.0 million of amortized deferred financing costs.

Funds From Operations – For the year ended December 31, 2018, FFO was $587.4 million, or $2.80 per common share on 210 million weighted-average common shares outstanding, compared to $444.3 million, or $2.15 per common share on 207 million weighted-average common shares outstanding, for 2017.

The $587.4 million of FFO for the year ended December 31, 2018 includes the impact of $27.2 million in impairment on direct financing leases related to the Orianna portfolio, $16.0 million of non-cash stock-based compensation expense, $6.7 million in provisions for uncollectible accounts, and $1.1 million (net) in miscellaneous one-time items.

The $444.3 million of FFO for the year ended December 31, 2017 includes the impact of $198.2 million in impairment on direct financing leases related to the Orianna portfolio, $23.5 million of interest expenses related to debt refinancing, $15.2 million of non-cash stock-based compensation expense and $14.6 million in provisions for uncollectible accounts, offset by a one-time $10.4 million contractual settlement with an unrelated third party related to a 2012 contingent liability obligation that was resolved in the first quarter of 2017 and $2.4 million of one-time revenue.

Adjusted FFO was $638.3 million, or $3.04 per common share, for the year ended December 31, 2018, compared to $683.0 million, or $3.30 per common share, for 2017. For further information see the “Funds From Operations” schedule.

FINANCING ACTIVITIES

Equity Shelf Program and Dividend Reinvestment and Common Stock Purchase Plan – During the quarter ended December 31, 2018, the Company sold 1.7 million shares of its common stock, generating $59.4 million of gross proceeds. The following table outlines shares of the Company’s common stock issued under its Equity Shelf Program and its Dividend Reinvestment and Common Stock Purchase Plan in 2018:

	Equity Shelf (At-the-Market) Program for 2018
	(in thousands, except price per share)

	Q1	Q2	Q3	Q4	2018 Total
Number of shares	—	912	—	1,364	2,276
Average price per share	$—	$30.93	$—	$36.29	$34.14
Gross proceeds	$—	$28,218	$—	$49,499	$77,717

	Dividend Reinvestment and Common Stock Purchase Plan for 2018
	(in thousands, except price per share)

	Q1	Q2	Q3	Q4	2018 Total
Number of shares	189	759	309	292	1,549
Average price per share	$25.87	$29.22	$31.82	$33.93	$30.22
Gross proceeds	$4,886	$22,164	$9,854	$9,897	$46,801

2018 FOURTH QUARTER AND RECENT PORTFOLIO ACTIVITY

$98 Million of New Investments – In the fourth quarter of 2018, the Company completed approximately $53 million of new investments and $45 million in capital renovations and new construction consisting of the following:

$8 Million Acquisition – On November 14, 2018, the Company acquired one skilled nursing facility (“SNF”) / assisted living facility (“ALF”) for $8.1 million from an unrelated third party. The Indiana facility with 70 SNF beds and 30 ALF beds was added to an existing operator’s master lease with an initial cash yield of 9.5% with 2.5% annual rent escalators.

$35 Million Acquisition – On November 30, 2018, the Company acquired three SNFs and one independent living facility (“ILF”) for $35.1 million from an unrelated third party. The four Pennsylvania facilities with 420 beds were added to an existing operator’s master lease with an initial cash yield of 9.5% with 2.5% annual rent escalators.

$9 Million Acquisition – On December 20, 2018, the Company acquired one SNF for $9.2 million from an unrelated third party. The Ohio facility with 126 SNF beds was added to an existing operator’s master lease with an initial cash yield of 9.5% with 2.5% annual rent escalators.

$45 Million Capital Renovation Projects – In addition to the new investments outlined above, in Q4 2018, the Company invested $45.2 million under its capital renovation and construction-in-progress programs.

Orianna – During the fourth quarter of 2018, the Company transitioned one legacy Orianna facility to an existing Omega operator with annual contractual rent of $0.8 million. In 2018, the Company transitioned a total of 23 legacy Orianna facilities to five existing operators with combined annual contractual rents of $17.6 million.

During the fourth quarter, the Company signed an agreement to transition three of the legacy Orianna facilities to an existing Omega operator with annual contractual rents of $1.5 million. The license transfer is expected to occur in the first quarter of 2019.

On October 12, 2018, the Company sold a legacy Orianna facility to a third party operator for consideration of $4.0 million.

On January 11, 2019, 15 Orianna facilities were sold for $176 million of consideration, comprised of $146 million in cash (received by the estate trust) and a $30 million seller note held by the Company. The Company received $25 million to settle the debtor-in-possession revolving credit and term loan facility. The estate currently holds cash and accounts receivable which will be liquidated with the proceeds paying various estate expenses and the balance to be paid to the Company. In December 2018, the Company recorded a $27.2 million impairment charge related to the finalization of this transaction.

Mr. Pickett commented, “All of the Omega Orianna assets have now been transitioned or sold. The resulting annualized rent and rent equivalents of approximately $33 million are consistent with our previously stated range of $32 million to $38 million. The non-cash impairment charge of $27.2 million in the fourth quarter has no effect on our future cash flow run rate related to the former Orianna assets.”

MedEquities Merger – As previously announced, on January 2, 2019, the Company entered into a definitive merger agreement under which Omega will acquire all of the outstanding shares of MedEquities Realty Trust, Inc. (NYSE:MRT) (“MedEquities”). The transaction represents an enterprise value of approximately $600 million for MedEquities and further diversifies Omega’s assets and operators.

Under the terms of the agreement, MedEquities stockholders will receive a fixed exchange ratio of 0.235 Omega common shares plus $2.00 in cash for each share of MedEquities common stock held by them.

Earlier today the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) in connection with the proposed acquisition of MedEquities. The Company expects the transaction to be completed in the second quarter of 2019, subject to approval by MedEquities stockholders.

Asset Impairments and Dispositions – During the fourth quarter of 2018, the Company sold 15 assets (nine previously classified as assets held for sale and one classified as a direct financing lease) for $67.3 million in cash, recognizing a gain of approximately $15.5 million. The Company recorded impairment charges on real estate properties of $3.2 million, primarily related to reducing the net book values on three facilities to their estimated fair values or expected selling prices. The Company recorded impairment charges on direct financing leases of $27.2 million related to the remaining Orianna portfolio that was sold in the first quarter of 2019.

As of December 31, 2018, the Company had three facilities classified as assets held for sale totaling approximately $1.0 million. The Company expects to sell these facilities over the next few quarters.

DIVIDENDS

On January 15, 2019, the Board of Directors declared a common stock dividend of $0.66 per share, to be paid February 15, 2019 to common stockholders of record as of the close of business on January 31, 2019.

Mr. Pickett commented, “As a result of the success of our asset repositioning program, the resolution of the Orianna portfolio, and the expected contribution from the pending acquisition of MedEquities, we currently anticipate maintaining our current quarterly dividend level for the next several quarters with the goal of increasing the dividend in the relatively near future.”

TAX TREATMENT FOR 2018 DIVIDENDS

On February 15, 2018, May 15, 2018, August 15, 2018 and November 15, 2018, the Company paid dividends to its common stockholders in the per share amounts of $0.66 for stockholders of record on January 31, 2018, April 30, 2018, July 31, 2018 and October 31, 2018, respectively. The Company has determined the tax treatment for the dividends as follows:

Dividend Payment Date	% Taxable as Ordinary Income	% Taxable as Return of Capital	% Taxable as Capital Gain
February 15, 2018	64.0459%	35.2800%	0.6741%
May 15, 2018	64.0459%	35.2798%	0.6744%
August 15, 2018	64.0458%	35.2798%	0.6744%
November 15, 2018	64.0458%	35.2798%	0.6744%

2019 ADJUSTED FFO GUIDANCE

The Company currently expects its 2019 Adjusted FFO to be between $3.00 and $3.12 per diluted share.

Bob Stephenson, Omega’s CFO commented, “Our 2019 guidance assumes that the MedEquities merger will be completed in the second quarter. It also reflects the revenue reduction related to our fourth quarter 2018 asset sales and a 2019 six month forbearance period where we will receive reduced rental payments from Daybreak.” Mr. Stephenson continued, “We expect to redeploy most of the cash proceeds from the Orianna transaction by mid-year; however, the timing is very unpredictable.” Mr. Stephenson concluded, “Subject to equity market conditions, we may decide to issue equity under our ATM to continue to de-lever, which may significantly impact our guidance and we have therefore expanded our guidance range versus previous years. Further, in order to provide additional clarity to our longer-term expected operating performance, we have included fourth quarter 2019 estimated guidance along with our annual guidance.”

The following table presents a reconciliation of Omega’s guidance regarding Adjusted FFO to projected GAAP earnings.

	2019 Q4 Adjusted FFO Guidance Range (per diluted common share)	2019 Annual Adjusted FFO Guidance Range (per diluted common share)
Net Income	$0.42 - $0.45	$1.43 - $1.55
Depreciation	0.34	1.37
Depreciation – unconsolidated joint venture	0.00	0.02
Gain on assets sold – net	0.00	0.00
FFO	$0.76 - $0.79	$2.82 - $2.94
Adjustments:
Acquisition/transaction costs	0.00	0.09
Interest – refinancing costs	0.00	0.00
Restructuring expenses	0.00	0.01
Stock-based compensation expense	0.02	0.08
Adjusted FFO	$0.78 - $0.81	$3.00 - $3.12

  Note: All per share numbers rounded to 2 decimals.

The Company's Adjusted FFO guidance for 2019 assumes the MedEquities merger is completed in the second quarter, $150 million of planned capital renovation projects with 2019 estimated in-service dates, and the sale of $1 million of assets held for sale. It assumes the Company will continue recording revenue related to Daybreak on a cash basis with reduced rent for the first six months of 2019. The Company expects to record approximately $5.2 million in rent in both Q1 and Q2 related to Daybreak (approximately a $2.5 million reduction per quarter). It also excludes the impact of gains and losses from the sale of assets, certain revenue and expense items, interest refinancing expense, capital transactions, acquisition costs, and additional provisions for uncollectible accounts, if any.

The Company's guidance is based on a number of assumptions, which are subject to change and many of which are outside the Company’s control. If actual results vary from these assumptions, the Company's expectations may change. Without limiting the generality of the foregoing, the timing and completion of acquisitions, divestitures, capital and financing transactions, and variations in stock-based compensation expense may cause actual results to vary materially from our current expectations. There can be no assurance that the Company will achieve its projected results. The Company may, from time to time, update its publicly announced Adjusted FFO guidance, but it is not obligated to do so.

CONFERENCE CALL

The Company will be conducting a conference call on Tuesday, February 12, 2019 at 10 a.m. Eastern to review the Company’s 2018 fourth quarter results and current developments. Analysts and investors within the United States interested in participating are invited to call (877) 511-2891. The Canadian toll-free dial-in number is (855) 669-9657. All other international participants can use the dial-in number (412) 902-4140. Ask the operator to be connected to the “Omega Healthcare’s Fourth Quarter 2018 Earnings Call.”

To listen to the conference call via webcast, log on to www.omegahealthcare.com and click the “earnings call” icon on the Company’s home page. Webcast replays of the call will be available on the Company’s website for two weeks following the call.

* * * * * *

Omega is a real estate investment trust that invests in the long-term healthcare industry, primarily in skilled nursing and assisted living facilities.  Its portfolio of assets is operated by a diverse group of healthcare companies, predominantly in a triple-net lease structure. The assets span all regions within the US, as well as in the UK.

FOR FURTHER INFORMATION, CONTACT

Matthew Gourmand, SVP, Investor Relations

or

Bob Stephenson, CFO at (410) 427-1700

________________________

Additional Information and Where to Find It

In connection with the proposed transaction with MedEquities (the “Merger”), Omega has filed a registration statement on Form S-4 (File No. 333-229594) with the SEC. The registration statement includes a copy of the merger agreement and constitutes the preliminary proxy statement of MedEquities and the preliminary prospectus of Omega. After the registration statement is declared effective, MedEquities plans to mail to its stockholders the definitive proxy statement/prospectus. MedEquities and Omega may also file other documents with the SEC in connection with the proposed Merger. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that MedEquities or Omega may file with the SEC. Investors are urged to read the registration statement, the proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety.

Investors may obtain free copies of the registration statement, the preliminary proxy statement/prospectus, and all other relevant documents filed by Omega and MedEquities with the SEC through the website maintained by the SEC at www.sec.gov, or by contacting MedEquities at 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203, Attn: Tripp Sullivan, (615) 760-1104, or Omega at Omega Healthcare Investors, Inc. 303 International Circle, Suite 200 Hunt Valley, Maryland 21030, Attn: Matthew Gourmand, Senior VP of Investor Relations, (410) 427-1714.

Participants in the Solicitation

Omega, MedEquities and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MedEquities’ stockholders in respect of the proposed Merger. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 30, 2018, its Form 10-K filed with the SEC on February 23, 2018, and its Form 8-K reports filed with the SEC on October 25, 2018 and November 2, 2018, as well as its other filings with the SEC. Information regarding the directors and executive officers of MedEquities can be found in its definitive proxy statement filed with the SEC on April 16, 2018, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants is included in the registration statement on Form S-4 filed by Omega and other relevant documents to be filed with the SEC in connection with the proposed Merger. These documents are available free of charge on the SEC’s website and from Omega and MedEquities, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding Omega’s or its tenants', operators', borrowers' or managers' expected future financial condition, results of operations, cash flows, funds from operations, dividends and dividend plans, financing opportunities and plans, capital markets transactions, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, dispositions, facility transitions, growth opportunities, expected lease income, continued qualification as a REIT, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. These forward-looking statements are inherently uncertain, and actual results may differ from Omega's expectations.

Omega’s actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of Omega’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii) the impact of healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (iii) the ability of operators and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective rent and debt obligations; (iv) the ability of any of Omega’s operators in bankruptcy to reject unexpired lease obligations, modify the terms of Omega’s mortgages and impede the ability of Omega to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations, and other costs and uncertainties associated with operator bankruptcies; (v) the availability and cost of capital; (vi) changes in Omega’s credit ratings and the ratings of its debt securities; (vii) competition in the financing of healthcare facilities; (viii) Omega’s ability to maintain its status as a REIT and the impact of changes in tax laws and regulations affecting REITs; (ix) Omega’s ability to sell assets held for sale or complete potential asset sales on a timely basis and on terms that allow Omega to realize the carrying value of these assets; (x) Omega’s ability to re-lease, otherwise transition or sell underperforming assets on a timely basis and on terms that allow Omega to realize the carrying value of these assets; (xi) the effect of economic and market conditions generally, and particularly in the healthcare industry; (xii) the potential impact of changes in the SNF and ALF market or local real estate conditions on the Company’s ability to dispose of assets held for sale for the anticipated proceeds or on a timely basis, or to redeploy the proceeds therefrom on favorable terms; (xiii) changes in interest rates; and (xiv) other factors identified in Omega’s filings with the SEC. Statements regarding future events and developments and Omega’s future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward looking statements.

In addition, the proposed acquisition of MedEquities presents additional factors that could cause Omega’s results to differ materially from those reflected in the forward-looking statements. Important risk factors related to the MedEquities transaction that may cause such a difference include, without limitation, risks and uncertainties related to (i) the risk that the conditions to closing of the Merger may not be satisfied including, without limitation, the MedEquities stockholder approval; (ii) the ability of Omega to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iii) the possibility that other anticipated benefits of the proposed Merger will not be realized, including, without limitation, anticipated revenues, expenses, earnings and other financial results; (iv) potential litigation relating to the proposed Merger that could be instituted; (v) the ability to meet expectations regarding the timing and closing of the Merger; and (vi) possible disruptions from the proposed Merger that could harm the businesses of Omega and/or MedEquities. These risks, as well as other risks associated with the proposed acquisition of MedEquities, are more fully discussed in the registration statement on Form S-4 that Omega has filed with the SEC in connection with the proposed transaction, as may be amended and supplemented. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available to us on the date of this release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

OMEGA HEALTHCARE INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
	2018	2017
	(Unaudited)
ASSETS
Real estate properties
Real estate investments	$7,746,410	$7,655,960
Less accumulated depreciation	(1,562,619)	(1,376,828)
Real estate investments – net	6,183,791	6,279,132
Investments in direct financing leases – net	132,262	364,965
Mortgage notes receivable – net	710,858	671,232
	7,026,911	7,315,329
Other investments – net	504,626	276,342
Investment in unconsolidated joint venture	31,045	36,516
Assets held for sale – net	989	86,699
Total investments	7,563,571	7,714,886

Cash and cash equivalents	10,300	85,937
Restricted cash	1,371	10,871
Accounts receivable – net	347,377	279,334
Goodwill	643,950	644,690
Other assets	24,308	37,587
Total assets	$8,590,877	$8,773,305

LIABILITIES AND EQUITY
Revolving line of credit	$313,000	$290,000
Term loans – net	898,726	904,670
Secured borrowings – net	—	53,098
Senior notes and other unsecured borrowings – net	3,328,896	3,324,390
Accrued expenses and other liabilities	272,172	295,142
Deferred income taxes	13,599	17,747
Total liabilities	4,826,393	4,885,047

Equity:
Common stock $.10 par value authorized – 350,000 shares, issued and outstanding – 202,346 shares as of December 31, 2018 and 198,309 as of December 31, 2017	20,235	19,831
Common stock – additional paid-in capital	5,074,544	4,936,302
Cumulative net earnings	2,130,511	1,839,356
Cumulative dividends paid	(3,739,197)	(3,210,248)
Accumulated other comprehensive loss	(41,652)	(30,150)
Total stockholders’ equity	3,444,441	3,555,091
Noncontrolling interest	320,043	333,167
Total equity	3,764,484	3,888,258
Total liabilities and equity	$8,590,877	$8,773,305

OMEGA HEALTHCARE INVESTORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2017	2018	2017
Revenue
Rental income	$188,265	$194,579	$767,340	$775,176
Income from direct financing leases	262	614	1,636	32,336
Mortgage interest income	18,503	17,029	70,312	66,202
Other investment income	12,345	7,788	40,228	29,225
Miscellaneous income	375	1,196	2,166	5,446
Total operating revenues	219,750	221,206	881,682	908,385

Expenses
Depreciation and amortization	70,598	75,323	281,279	287,591
General and administrative	13,676	8,218	47,521	32,493
Stock-based compensation	3,880	3,862	15,987	15,212
Acquisition costs	383	-	383	(22)
Impairment on real estate properties	3,154	63,460	29,839	99,070
Impairment on direct financing leases	27,153	231	27,168	198,199
Provision for uncollectible accounts	326	913	6,689	14,580
Total operating expenses	119,170	152,007	408,866	647,123

Other operating income
Gain on assets sold – net	15,526	46,421	24,774	53,912
Operating income	116,106	115,620	497,590	315,174

Other income (expense)
Interest income and other – net	(183)	5	313	267
Interest expense	(48,605)	(48,253)	(192,462)	(188,762)
Interest – amortization of deferred financing costs	(2,237)	(2,243)	(8,960)	(9,516)
Interest – refinancing costs	-	-	-	(21,965)
Contractual settlement	-	-	-	10,412
Realized gain on foreign exchange	12	76	32	311
Total other expense	(51,013)	(50,415)	(201,077)	(209,253)

Income from continuing operations	65,093	65,205	296,513	105,921
Income tax expense	(825)	(558)	(3,010)	(3,248)
Income from unconsolidated joint venture	635	509	381	2,237
Net income	64,903	65,156	293,884	104,910
Net income attributable to noncontrolling interest	(2,687)	(2,756)	(12,306)	(4,491)
Net income available to common stockholders	$62,216	$62,400	$281,578	$100,419

Earnings per common share available to common stockholders:
Basic:
Net income available to common stockholders	$0.31	$0.31	$1.41	$0.51
Diluted:
Net income	$0.31	$0.31	$1.40	$0.51

Dividends declared per common share	$0.66	$0.65	$2.64	$2.54

Weighted-average shares outstanding, basic	201,799	198,614	200,279	197,738
Weighted-average shares outstanding, diluted	212,132	207,646	209,711	206,790

OMEGA HEALTHCARE INVESTORS, INC.

FUNDS FROM OPERATIONS

Unaudited

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2017	2018	2017

Net income	$64,903	$65,156	$293,884	$104,910
Deduct gain from real estate dispositions	(15,526)	(46,421)	(24,774)	(53,912)
Add back loss from real estate dispositions of unconsolidated joint venture	—	—	670	—
Sub-total	49,377	18,735	269,780	50,998
Elimination of non-cash items included in net income:
Depreciation and amortization	70,598	75,323	281,279	287,591
Depreciation - unconsolidated joint venture	1,372	1,657	5,876	6,630
Add back non-cash provision for impairments on real estate properties	3,154	63,460	29,839	99,070
Add back non-cash provision for impairments on real estate properties of unconsolidated joint venture	—	—	608	—
Funds from operations (“FFO”)	$124,501	$159,175	$587,382	$444,289

Weighted-average common shares outstanding, basic	201,799	198,614	200,279	197,738
Restricted stock and PRSUs	1,619	260	691	269
Omega OP Units	8,714	8,772	8,741	8,783
Weighted-average common shares outstanding, diluted	212,132	207,646	209,711	206,790

Funds from operations available per share	$0.59	$0.77	$2.80	$2.15

Adjustments to calculate adjusted funds from operations:
Funds from operations	$124,501	$159,175	$587,382	$444,289
Deduct one-time revenue	(1,110)	(513)	(1,110)	(2,394)
Add back (deduct) unrealized loss (gain) on warrants	211	—	(160)	—
Deduct contractual settlement	—	—	—	(10,412)
Add back (deduct) acquisition costs	383	—	383	(22)
Add back one-time buy-out of purchase option	—	—	2,000	—
Add back impairment for direct financing leases	27,153	231	27,168	198,199
Add back provision for uncollectible accounts	326	913	6,689	14,580
Add back interest refinancing expense	—	—	—	23,539
Add back non-cash stock-based compensation expense	3,880	3,862	15,987	15,212
Adjusted funds from operations (“AFFO”)	$155,344	$163,668	$638,339	$682,991

Adjustments to calculate funds available for distribution:
Non-cash interest expense	$2,212	$2,215	$8,855	$10,076
Capitalized interest	(3,291)	(2,124)	(11,093)	(7,991)
Non-cash revenues	(16,029)	(14,718)	(69,738)	(64,117)
Funds available for distribution (“FAD”)	$138,236	$149,041	$566,363	$620,959

Funds From Operations (“FFO”), Adjusted FFO and Funds Available for Distribution (“FAD”) are non-GAAP financial measures. For purposes of the Securities and Exchange Commission’s Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that exclude amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable financial measure calculated and presented in accordance with GAAP in the income statement, balance sheet or statement of cash flows (or equivalent statements) of the company, or include amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable financial measure so calculated and presented. As used in this press release, GAAP refers to generally accepted accounting principles in the United States of America. Pursuant to the requirements of Regulation G, the Company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The Company calculates and reports FFO in accordance with the definition and interpretive guidelines issued by the National Association of Real Estate Investment Trusts (“NAREIT”), and consequently, FFO is defined as net income (computed in accordance with GAAP), adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization and impairments on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The Company believes that FFO, Adjusted FFO and FAD are important supplemental measures of its operating performance. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. FFO described herein is not necessarily comparable to FFO of other real estate investment trusts, or REITs, that do not use the same definition or implementation guidelines or interpret the standards differently from the Company.

Adjusted FFO is calculated as FFO excluding the impact of non-cash stock-based compensation and certain revenue and expense items identified above. FAD is calculated as Adjusted FFO less non-cash interest expense and non-cash revenue, such as straight-line rent. The Company believes these measures provide an enhanced measure of the operating performance of the Company’s core portfolio as a REIT. The Company’s computation of Adjusted FFO and FAD are not comparable to the NAREIT definition of FFO or to similar measures reported by other REITs, but the Company believes that they are appropriate measures for this Company.

The Company uses these non-GAAP measures among the criteria to measure the operating performance of its business. The Company also uses Adjusted FFO among the performance metrics for performance-based compensation of officers. The Company further believes that by excluding the effect of depreciation, amortization, impairments on real estate assets and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other REITs. The Company offers these measures to assist the users of its financial statements in analyzing its operating performance and not as measures of liquidity or cash flow. These non-GAAP measures are not measures of financial performance under GAAP and should not be considered as measures of liquidity, alternatives to net income or indicators of any other performance measure determined in accordance with GAAP. Investors and potential investors in the Company’s securities should not rely on these non-GAAP measures as substitutes for any GAAP measure, including net income.

The following tables present selected portfolio information, including operator and geographic concentrations, and lease and loan maturities for the period ended December 31, 2018:

	As of December 31, 2018			As of December 31, 2018
Balance Sheet Data	Total # of Properties	Total Investment ($000’s)	% of Investment	# of Operating Properties (1)	# of Operating Beds (1)
Real Estate Investments	850	$7,746,410	90%	838	83,883
Direct Financing Leases	17	132,262	2%	17	1,639
Mortgage Notes Receivable	54	710,858	8%	54	5,814
	921	$8,589,530	100%	909	91,336
Assets Held For Sale	3	989
Total Investments	924	$8,590,519

Investment Data	Total # of Properties	Total Investment ($000’s)	% of Investment	# of Operating Properties(1)	# of Operating Beds (1)	Investment per Bed ($000’s)
Skilled Nursing Facilities/Transitional Care	792	$7,077,402	82%	785	83,558	$85
Senior Housing (2)	129	1,512,128	18%	124	7,778	$194
	921	$8,589,530	100%	909	91,336	$94
Assets Held For Sale	3	989
Total Investments	924	$8,590,519

(1)	Excludes facilities which are non-operating, closed and/or not currently providing patient services.
(2)	Includes ALFs, memory care and independent living facilities.

Revenue Composition ($000's)

Revenue by Investment Type	Three Months Ended		Twelve Months Ended
	December 31, 2018		December 31, 2018
Rental Property	$188,265	86%	$767,340	87%
Direct Financing Leases	262	0%	1,636	0%
Mortgage Notes	18,503	8%	70,312	8%
Other Investment Income and Miscellaneous Income - net	12,720	6%	42,394	5%
	$219,750	100%	$881,682	100%

Revenue by Facility Type	Three Months Ended		Twelve Months Ended
	December 31, 2018		December 31, 2018
Skilled Nursing Facilities/Transitional Care	$180,023	82%	$728,233	82%
Senior Housing	27,007	12%	111,055	13%
Other	12,720	6%	42,394	5%
	$219,750	100%	$881,682	100%

Rent/Interest Concentration by Operator ($000’s)	# of Properties (1)	2018 Q4 Annualized Contractual Rent/Interest (1)(2)	% of Total Annualized Contractual Rent/Interest
Ciena	74	$94,466	11.9%
Communicare	45	59,489	7.5%
Genesis	59	59,397	7.5%
Signature	58	51,079	6.4%
Saber	45	43,419	5.4%
HHC	44	35,939	4.5%
Guardian	35	34,712	4.3%
Maplewood	14	31,437	3.9%
Daybreak	57	30,026	3.8%
Diversicare	34	29,232	3.7%
Remaining Operators (3)	421	327,650	41.1%
	886	$796,846	100.0%

(1)	Excludes facilities which are non-operating, closed and/or not currently providing patient services.
(2)	Includes mezzanine and term loan interest.
(3)	Excludes 18 Orianna facilities, 4 Preferred Care facilities and one Safe Haven facility due to their bankruptcy status: all facilities of these three operators are expected to be transitioned or sold.

Geographic Concentration by Investment ($000’s)	Total # of Properties (1)	Total Investment (1)	% of Total Investment
Florida	93	$839,303	9.8%
Texas	114	826,333	9.6%
Michigan	53	689,004	8.0%
Ohio	58	592,798	6.9%
Indiana	66	591,106	6.9%
Pennsylvania	47	499,430	5.8%
California	54	497,586	5.8%
Virginia	19	280,717	3.3%
Tennessee	34	280,557	3.3%
North Carolina	32	277,436	3.2%
Remaining 31 states (2)	296	2,820,117	32.8%
	866	8,194,387	95.4%
United Kingdom	55	395,143	4.6%
	921	$8,589,530	100.0%

(1)	Excludes three properties with total investment of $1.0 million classified as assets held for sale.
(2)	Includes New York City 2nd Avenue development project.

Rent and Loan Maturities ($000's)	As of December 31, 2018
Operating Lease Expirations & Loan Maturities	Year	Lease Rent	Interest	Lease and Interest Rent	% of Total Annualized Contractual Rent/Interest
	2019	524	1,442	1,966	0.2%
	2020	5,428	3,514	8,942	1.1%
	2021	5,411	-	5,411	0.7%
	2022	37,822	-	37,822	4.7%
	2023	14,755	-	14,755	1.9%

Notes:	Based on annualized 4th quarter 2018 contractual rent and interest.

Excludes Safe Haven contractual revenue of approximately $1.4 million expiring in 2019 due to its bankruptcy status.

The following tables present operator revenue mix, census and coverage data based on information provided by our operators as of September 30, 2018:

Operator Revenue Mix (1)	As of September 30, 2018
	Medicaid	Medicare / Insurance	Private / Other

Three-months ended September 30, 2018	53.9%	33.7%	12.4%
Three-months ended June 30, 2018	52.7%	34.8%	12.5%
Three-months ended March 31, 2018	51.3%	36.4%	12.3%
Three-months ended December 31, 2017	52.9%	34.6%	12.5%
Three-months ended September 30, 2017	52.9%	34.7%	12.4%

(1)	Excludes all facilities considered non-core.

Operator Census and Coverage (1)		Coverage Data
	Occupancy (2)	Before Management Fees	After Management Fees

Twelve-months ended September 30, 2018	82.3%	1.67x	1.32x
Twelve-months ended June 30, 2018	82.5%	1.70x	1.34x
Twelve-months ended March 31, 2018	82.4%	1.69x	1.33x
Twelve-months ended December 31, 2017	82.3%	1.71x	1.34x
Twelve-months ended September 30, 2017	82.2%	1.72x	1.35x

(1)	Excludes all facilities considered non-core.
(2)	Based on available (operating) beds.

The following table presents a debt maturity schedule as of December 31, 2018:

Debt Maturities ($000’s)	Unsecured Debt
Year	Line of Credit and Term Loans (1)	Senior Notes/Other (2)	Sub Notes (3)	Total Debt Maturities
2019	$-	$-	$-	$-
2020	-	-	-	-
2021	313,000	-	20,000	333,000
2022	902,990	-	-	902,990
2023	-	700,000	-	700,000
2024	-	400,000	-	400,000
Thereafter	-	2,250,000	-	2,250,000
	$1,215,990	$3,350,000	$20,000	$4,585,990

(1)	The $313 million Line of Credit borrowings excludes $4.0 million net deferred financing costs and can be extended into 2022. The $903 million is comprised of a: $425 million US Dollar term loan, £100 million term loan (equivalent to $128 million in US dollars), $100 million term loan to Omega’s operating partnership and $250 million term loan (excludes $4.3 million net deferred financing costs related to the term loans).
(2)	Excludes net discounts and deferred financing costs.
(3)	Excludes $0.3 million of fair market valuation adjustments.

The following table presents investment activity for the three and twelve month periods ended December 31, 2018:

Investment Activity ($000's)	Three Months Ended		Twelve Months Ended
	December 31, 2018		December 31, 2018
Funding by Investment Type	$ Amount	%	$ Amount	%
Real Property	$52,358	53.7%	$104,855	22.2%
Construction-in-Progress	37,274	38.2%	127,945	27.2%
Capital Expenditures	7,950	8.1%	52,985	11.2%
Investment in Direct Financing Leases	-	0.0%	15	0.0%
Mortgages	-	0.0%	44,200	9.4%
Other	-	0.0%	141,300	30.0%
Total	$97,582	100.0%	$471,300	100.0%